SECURITIES EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-1(a)

             FIRST UNION REAL ESTATE EQUITY AND MORTGAGE INVESTMENTS
                                (Name of Issuer)

            Shares of Beneficial Interest, par value $1.00 per share
                         (Title of Class of Securities)

                                    337400105
                                 (CUSIP Number)

                                 Thomas J. Plotz
                                Shaw Pittman LLP
                                2300 N Street, NW
                             Washington D.C.  20037
                            Telephone: (202) 663-8000
          (Name, Address and Telephone Number of Persons Authorized to
                       Receive Notices and Communications)

                                February 13, 2002
             (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sec.240.13d-7 for other parties to whom copies are to be sent.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

CUSIP NO. 337400105                    13D                        PAGE 2 OF 10

--------------------------------------------------------------------------------
1.   NAMES  OF  REPORTING  PERSONS
     Daniel J. Altobello
--------------------------------------------------------------------------------
2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [x]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC  USE  ONLY

--------------------------------------------------------------------------------
4.   SOURCE  OF  FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United States
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8.   SHARED VOTING POWER
 BENEFICIALLY           7,424,903
  OWNED  BY        -------------------------------------------------------------
    EACH           9.   SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON  WITH      -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,424,903
--------------------------------------------------------------------------------
11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     7,424,903
--------------------------------------------------------------------------------
12.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                 [ ]
--------------------------------------------------------------------------------
13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)  21.3%

--------------------------------------------------------------------------------
14.  TYPE  OF  REPORTING  PERSON
     IN
--------------------------------------------------------------------------------

CUSIP NO. 337400105                    13D                        PAGE 3 OF 10

--------------------------------------------------------------------------------
1.   NAMES  OF  REPORTING  PERSONS
     Bruce R. Berkowitz
--------------------------------------------------------------------------------
2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [x]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC  USE  ONLY

--------------------------------------------------------------------------------
4.   SOURCE  OF  FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United States
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8.   SHARED VOTING POWER
 BENEFICIALLY           7,424,903
  OWNED  BY        -------------------------------------------------------------
    EACH           9.   SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON  WITH      -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,818,278
--------------------------------------------------------------------------------
11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     7,818,278
--------------------------------------------------------------------------------
12.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)  22.5%

--------------------------------------------------------------------------------
14.  TYPE  OF  REPORTING  PERSON
     IN
--------------------------------------------------------------------------------

CUSIP NO. 337400105                    13D                        PAGE 4 OF 10

--------------------------------------------------------------------------------
1.   NAMES  OF  REPORTING  PERSONS
     Jeffrey B. Citrin
--------------------------------------------------------------------------------
2.   CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP  (a)  [x]
                                                                (b)  [ ]
--------------------------------------------------------------------------------
3.   SEC  USE  ONLY

--------------------------------------------------------------------------------
4.   SOURCE  OF  FUNDS
     OO
--------------------------------------------------------------------------------
5.   CHECK  BOX  IF  DISCLOSURE  OF  LEGAL  PROCEEDINGS  IS
     REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)                          [ ]
--------------------------------------------------------------------------------
6.   CITIZENSHIP  OR  PLACE  OF  ORGANIZATION
     United States
--------------------------------------------------------------------------------
                   7.   SOLE VOTING POWER
                        0
   NUMBER OF       -------------------------------------------------------------
    SHARES         8.   SHARED VOTING POWER
 BENEFICIALLY           7,424,903
  OWNED  BY        -------------------------------------------------------------
    EACH           9.   SOLE DISPOSITIVE POWER
  REPORTING             0
 PERSON  WITH      -------------------------------------------------------------
                   10.  SHARED DISPOSITIVE POWER
                        7,424,903
--------------------------------------------------------------------------------
11.  AGGREGATE  AMOUNT  BENEFICIALLY  OWNED  BY  EACH  REPORTING  PERSON
     7,424,903
--------------------------------------------------------------------------------
12.  CHECK  BOX  IF  THE  AGGREGATE  AMOUNT  IN ROW (11) EXCLUDES CERTAIN
     SHARES                                                                [ ]
--------------------------------------------------------------------------------
13.  PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW  (11)  21.3%

--------------------------------------------------------------------------------
14.  TYPE  OF  REPORTING  PERSON
     IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

     The class of equity securities to which this statement relates consists of the shares of beneficial interest, par value $1.00 per share (the "Shares"), of First Union Real Estate Equity and Mortgage Investments, an Ohio business trust (the "Issuer"). The address of the Issuer's principal executive offices is 125 Park Avenue, 14th Floor, New York, New York 10017.


ITEM 2.  IDENTITY AND BACKGROUND

          (a)  The  names  of  the  filing  persons  are:

               Daniel J. Altobello ("Mr. Altobello").

               Bruce R. Berkowitz ("Mr. Berkowitz").

               Jeffrey B. Citrin ("Mr. Citrin" and together, with Mr. Altobello and Mr. Berkowitz, the "Reporting Persons").

          (b) The business address for Mr. Altobello is 6550 Rock Spring Drive, Suite 550, Bethesda, Maryland 20817; the business address for Mr. Berkowitz is 51 JFK Parkway, Short Hills, New Jersey 07078; the business address for Mr. Citrin is 450 Park Avenue, New York, New York 10022.

          (c) Mr. Altobello's principal occupation is as immediate past Chairman of the Board of ONEX Food Services, Inc., an airline catering company, as a director of several public and private companies, and as a partner in and managing partner of the Altobello Family Limited Partnership. The principal business of such partnership is investing and consulting and is located at 6550 Rock Spring Drive, Bethesda, Maryland 20817.

               Mr. Berkowitz's principal occupation is as Managing Member of Fairholme Capital Management, L.L.C., a registered investment adviser ("Fairholme L.L.C."), and as president and director of Fairholme Funds, Inc., a registered investment company under the Investment Company Act of 1940; the principal address of such entities is 51 JFK Parkway, Short Hills, New Jersey 07078.

               Mr. Citrin's principal occupation is as president of Blackacre Capital Management LLC, a private fund engaged in real estate investment; the principal address of Blackacre is 450 Park Avenue, New York, New York 10022.

          (d) During the last five years, neither Mr. Altobello, Mr. Berkowitz nor Mr. Citrin has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the last five years, neither Mr. Altobello, Mr. Berkowitz nor Mr. Citrin has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

          (f) Mr. Altobello, Mr. Berkowitz and Mr. Citrin are citizens of the United States of America.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The information contained in Item 4 is incorporated herein by this reference as if restated in full.


ITEM 4.  PURPOSE OF TRANSACTIONS

     (a) - (j) On February 13, 2002, the Issuer, Gotham Partners, L.P. ("Gotham"), Gotham Golf Partners, L.P. ("GGP"), Gotham Golf Corp. ("Gotham Golf") and certain other parties entered into an Agreement and Plan of Merger and Contribution (the "Merger Agreement"), pursuant to which, and subject to the terms and conditions set forth therein, among other things, (a) the Issuer will merge with and into Gotham Golf, with Gotham Golf remaining as the surviving corporation, and (b) Gotham and certain of its affiliates shall contribute to Gotham Golf their equity interests in GGP, in exchange for shares of Gotham Golf ((a) and (b) collectively, the "Transactions"). In connection with the Transactions, holders of the Issuer's Shares will receive for each Share: (1) $2.20 in cash, subject to a penny-for-penny reduction for dividends paid on Shares until the consummation of the Transactions; (2) a choice of an additional $0.35 in cash (for a total of $2.55 per share) or approximately 1/174th of a debt instrument indirectly secured by the Issuer's principal real estate assets; and (3) three-fiftieths (3/50ths) of a subscription right, with each right exercisable to purchase shares of Gotham Golf at $20.00 per share, for up to an aggregate of approximately $41 million of common stock of Gotham Golf.

               In connection with the Merger Agreement, the Reporting Persons, each of whom is a member of the Issuer's Board of Trustees, along with Talton R. Embry ("Mr. Embry"), who is also a member of the Issuer's Board of Trustees, and Gotham (the "Shareholders") entered into a Voting Agreement (the "Voting Agreement") with the Issuer. Under the Voting Agreement, each Shareholder agreed to vote (or cause to be voted) the Shares beneficially owned by such Shareholder (subject to certain limitations) in favor of the Transactions and the Merger Agreement, and against (a) approval of any proposal made in opposition to or in competition with the transactions contemplated by the Merger Agreement; (b) any merger, consolidation, sale of assets, business combination, share exchange, reorganization or recapitalization of the Issuer or any of its subsidiaries, with or involving any party other than as contemplated by the Merger Agreement; (c) any liquidation or winding up of the Issuer; (d) any extraordinary dividend by the Issuer; (e) any change in the capital structure of the Issuer

               (other than pursuant to the Merger Agreement) or (f) any other action that may reasonably be expected to impede, interfere with, delay, postpone or attempt to discourage the consummation of the transactions contemplated by the Merger Agreement or that would result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement, which would adversely affect the Issuer, Gotham or their respective abilities to consummate the transactions contemplated by the Merger Agreement. In furtherance of this agreement, each Shareholder granted to certain officers or agents of Gotham an irrevocable proxy to vote certain of his Shares, as set forth in Exhibit 1 to the Voting Agreement, in accordance with the foregoing.

               Further, under the Voting Agreement, certain Shareholders, including the Reporting Persons, agreed not to sell, transfer, pledge, encumber, grant, assign or otherwise dispose of any of their Shares subject to the Voting Agreement during the term of the Voting Agreement, except for (a) transfers to any wholly owned and controlled affiliates if such affiliates agree in writing to be bound by the terms of the Voting Agreement and (b) transfers by operation of law if (i) the transferor remains and agrees in writing to remain and (ii) the transferee agrees in writing to be, bound by the terms of the Voting Agreement. In the case of Mr. Embry, who is not one of the Reporting Persons, such Shareholder agreed that, in the case of any transfer of 50,000 or more Shares by such Shareholder and his affiliates to any other person or such person's affiliates in any one or series of negotiated transactions, the transferee of such Shares must first agree in writing to be bound by the terms of the Voting Agreement.

               The Voting Agreement provides that it will terminate on the earlier of (a) the consummation of the transactions contemplated by the Merger Agreement and (b) the termination of the Merger Agreement according to its terms.

               References to and the descriptions of the Merger Agreement and the Voting Agreement as set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement, filed as Exhibit 2.1 to Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2002, and the Voting Agreement, filed as Exhibit 10.7 to Amendment No. 44 of the Statement on Schedule 13D filed with the Securities and Exchange Commission by Gotham with respect to its ownership of the Issuer's Shares on February 19, 2002, both of which are incorporated herein by reference in their entirety where such references and descriptions appear.


ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) The information contained in Item 4 is incorporated herein by this reference as if restated in full. By virtue of the Voting Agreement, each Reporting Person may be deemed to share with the other Shareholders voting and dispositive power over the Shares subject to the Voting Agreement. Accordingly, the combined interest of the Reporting Persons is 7,424,903 Shares, which aggregate represents approximately 21.3% of the outstanding Shares of the Issuer. In addition, Fairholme L.L.C., a registered investment advisor of which Mr. Berkowitz is managing member, shares dispositive power with certain of its clients over an additional 393,375 Shares, giving Mr. Berkowitz total beneficial ownership of 7,818,278 Shares, or approximately 22.5% of the outstanding Shares of the Issuer. Mr. Citrin's Shares include 1,527 Shares owned directly by Mr. Citrin and 3,809 Shares owned by his minor children. Mr. Citrin's Shares also include 2,634 Shares owned by his spouse, beneficial ownership of which Mr. Citrin disclaims, but which have been included in the Voting Agreement. The aggregate number of Shares includes 5,841,233 and 1,529,600 Shares owned by Gotham and Mr. Embry, respectively, but does not include 970,940 Shares with respect to which Mr. Embry shares voting power but which are not subject to the Voting Agreement.

          (c) The information contained in Item 4 is incorporated herein by reference as if restated in full.

          (d)  Not applicable.

          (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     The information contained in Item 4 is incorporated herein by reference as if restated in full.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

Exhibit                                   Description
-------                                   -----------

99.1                    Statement pursuant to Rule 13d-1(k) (filed herewith).

99.2 Agreement and Plan of Merger and Contribution, dated as of February 13, 2002, by and among First Union Real Estate Equity and Mortgage Investments, that certain Ohio trust, declared as of October 1, 1996, by Adolph Posnick, trustee, First Union Management, Inc., Gotham Partners, L.P., Gotham Golf Partners, L.P., Gotham Golf Corp., GGC Merger Sub, Inc., Florida Golf Properties, Inc. and Florida Golf Associates, L.P. (incorporated by reference to Exhibit 2.1 to Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on February 14, 2002).

99.3 Voting Agreement, dated as of February 13, 2002 by and among First Union Real Estate Equity and Mortgage Investments, Gotham Partners, L.P. (individually and on behalf of its controlled affiliates), Daniel J. Altobello, Bruce R. Berkowitz, Jeffrey B. Citrin, and Talton R. Embry (incorporated by reference to Exhibit
                        10.7 to Amendment No. 44 of the Statement on Schedule 13D filed with the Securities and Exchange Commission by Gotham with respect to its ownership of the Issuer's Shares on February 19, 2002).

99.4 Power of Attorney for Daniel J. Altobello (filed herewith).

99.5 Power of Attorney for Bruce R. Berkowitz (filed herewith).

99.6 Power of Attorney for Jeffrey B. Citrin (filed herewith).

                                   SIGNATURES


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 25, 2002



                                   /s/  Daniel J. Altobello*
                                   -------------------------------------
                                        Daniel J. Altobello


                                   /s/  Bruce R. Berkowitz*
                                   -------------------------------------
                                        Bruce R. Berkowitz


                                   /s/  Jeffrey B. Citrin*
                                   -------------------------------------
                                        Jeffrey B. Citrin


                           *By:    /s/  Thomas J. Plotz
                                   -------------------------------------
                                   Thomas J. Plotz, Attorney-in-fact